RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

Pricing Supplement Dated April 25, 2012 to the Product Prospectus Supplement FIN-1 Dated January 28, 2011, Prospectus Dated January 28, 2011, and Prospectus Supplement Dated January 28, 2011	$1,000,000 Redeemable CMS10 Range Accrual Notes, Due April 30, 2032 Royal Bank of Canada

Royal Bank of Canada is offering the Redeemable CMS10 Range Accrual Notes (the “Notes”) described below. All payments on the Notes are subject to our credit risk.

The Notes will pay interest quarterly on January 30, April 30, July 30 and October 30 of each year (each an “Interest Payment Date”), commencing on July 30, 2012 and ending on the Maturity Date.

The Notes will accrue interest at the rate of 5.25% on each calendar day on which 10-Year CMS (the “Reference Rate”) is greater than 0.00% and less than or equal to 6.00%.

We describe in more detail the manner in which the interest payable on the Notes will be determined in this pricing supplement and in product prospectus supplement FIN-1 dated January 28, 2011.

We may call the Notes in whole, but not in part, on each Interest Payment Date, commencing on October 30, 2012 until April 30, 2014, and then on the 30th of April 2019, 2024, and 2029, upon at least 10 business days' prior written notice.

The CUSIP number for the Notes is 78008T4T8.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page P-7 of this pricing supplement, “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of product prospectus supplement FIN-1 dated January 28, 2011.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets, LLC has offered the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the Issue Date at purchase prices that will be between 99% and 100% of the principal amount.

To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about April 30, 2012, against payment in immediately available funds.

RBC Capital Markets, LLC

Redeemable CMS10 Range Accrual Notes, Due April 30, 2032

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, product prospectus supplement FIN-1, the prospectus supplement and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets, LLC

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	April 25, 2012

Issue Date:	April 30, 2012

Maturity Date:	April 30, 2032

CUSIP:	78008T4T8

Interest Rate:

Where:

“N” is the total number of calendar days in the applicable interest period on which the Reference Rate is equal to or less than the Cap Level and greater than the Floor Level (the “Reference Rate Range”); and

“D” is the total number of calendar days in the applicable interest period.

Interest payments for each interest period will be calculated using a 30/360 day count basis.

Reference Rate:
10 Year CMS. The Reference Rate will be determined as set forth in the product prospectus supplement FIN-1 dated January 28, 2011, under the caption “General Terms of the Notes—Common Reference Rates—CMS Rate.”

Reference Rate Range:	0.00% (the “Floor Level”) to 6.00% (the “Cap Level”).

Interest Payment Dates:
Quarterly, on January 30, April 30, July 30 and October 30 of each year, commencing on July 30, 2012. If any Interest Payment Date is not a day that is a New York and a London business day, interest will be paid on the next day that is a New York and a London business day, without adjustment for period end dates and no interest will be paid in respect of the delay.

Redemption:	Redeemable at our option.

Call Date(s):
The Notes are callable, in whole, but not in part, on each Interest Payment Date, commencing on October 30, 2012 until April 30, 2014, and then on the 30th of April 2019, 2024, and 2029, upon at least 10 business days' prior written notice.

RBC Capital Markets, LLC

Redeemable CMS10 Range Accrual Notes, Due April 30, 2032

U.S. Tax Treatment:
The Notes will be treated as debt instruments for U.S. federal income tax purposes.  We intend to take the position that the Notes will be treated as variable rate debt instruments.  Please see the discussion in this pricing supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussions under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes,” and “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments,” which apply to your Notes.

Calculation Agent:	RBC Capital Markets, LLC

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011, as modified by this pricing supplement.

RBC Capital Markets, LLC

Redeemable CMS10 Range Accrual Notes, Due April 30, 2032

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement FIN-1 dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement FIN-1 dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000316/m127115424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Redeemable CMS10 Range Accrual Notes, Due April 30, 2032

HISTORICAL INFORMATION

Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes, or that interest will be payable during all interest periods during the term of the Notes. The historical Reference Rate levels do not give an indication of future levels of the Reference Rate. The graph below sets forth the historical performance of the Reference Rate from April 25, 2002, through April 25, 2012.

Source: Bloomberg L.P.

RBC Capital Markets, LLC

Redeemable CMS10 Range Accrual Notes, Due April 30, 2032

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

The amount of interest payable on the Notes during any interest period, if any, will depend upon the number of calendar days in that period in which the Reference Rate is within the Reference Rate Range. This section illustrates the manner in which the applicable interest rate and interest payable in each interest period will be determined.

The following examples illustrate how the per annum interest rate and interest payments would be calculated for a given interest period under different scenarios, based on the terms set forth above. All of the examples are based on the Cap Level of 6.00%. The Notes will have quarterly interest payment dates, and interest payments for each interest period will be calculated using a 30/360 day count basis.

The values in the examples below have been chosen arbitrarily for the purpose of these examples, and should not be taken as an indication of the future performance of the Reference Rate, or the amount of interest payable on the Notes.  Numbers in the table below have been rounded for ease of analysis.

Coupon	Reference Rate Range	Number of Calendar Days on which the Reference Rate was within the Range ("N")	Number of Days in the Interest Period ("D")	Interest Rate (Per Annum) =	Interest Payment Amount for Interest Period (per $1,000 Note)
5.25%	0.00% to 6.00%	90	90	5.25%	$13.125
5.25%	0.00% to 6.00%	60	90	3.50%	$8.750
5.25%	0.00% to 6.00%	30	90	1.75%	$4.375
5.25%	0.00% to 6.00%	0	90	0.00%	$0.000

RBC Capital Markets, LLC

Redeemable CMS10 Range Accrual Notes, Due April 30, 2032

RISK FACTORS

The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to the risks related to an investment in the Notes, please see the product prospectus supplement FIN-1 dated January 28, 2011 and the prospectus supplement dated January 28, 2011. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount of Interest Payable on the Notes Is Uncertain and Could Be 0.00%. The amount of interest payable on the Notes in any interest period will be dependent on whether the Reference Rate remains within the Reference Rate Range. If the Reference Rate remains outside the Reference Rate Range for the entire interest period, the rate of interest payable for the related interest period will be 0.00%. In addition, if the Reference Rate is within the Reference Rate Range for only a limited number of days in the applicable interest period, the applicable interest payment for that period will be less than your desired investment return. As a result of these factors, the effective yield on the Notes may be less than what would be payable on conventional, fixed-rate redeemable notes of Royal Bank of comparable maturity. The actual interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

The Notes Are Subject to Early Redemption at Our Option. We have the option to redeem the Notes on any of the Call Dates set forth above. It is more likely that we will redeem the Notes prior to their stated maturity date when the Reference Rate (and our predictions as to future movements in the Reference Rate during the term of the Notes) will result in an amount of interest payable that is greater than the interest payable on our debt securities of comparable maturity. If the Notes are redeemed prior to their stated maturity date, you will receive no further interest payments on the Notes and you may have to re-invest the proceeds in a lower interest rate environment.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on Interest Payment Dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decline in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to have an adverse effect on the market value of the Notes.

The Reference Rate for the Last Four U.S. Government Business Days of each Interest Period Will Be the Reference Rate on the U.S. Government Business Day Immediately Preceding Those Four Days.  The Reference Rate for the last four U.S. government business days of each interest period will be the Reference Rate on the fifth U.S. government business day prior to the applicable Interest Payment Date. As a result, if the Reference Rate on that date is outside the Reference Rate Range, you will not receive any interest in respect of those four U.S. government business days even if the Reference Rate, if actually calculated on any of those U.S. government business days, would be within the Reference Rate Range. Similarly, if any Saturdays, Sundays or holidays occur after the fifth U.S. government business day prior to the applicable Interest Payment Date and that Interest Payment Date, and the Reference Rate is outside the Reference Rate Range on that fifth U.S. government business day, then no interest will accrue as to those additional non-U.S. government business days as well.

The Historical Performance of the Reference Rate Is Not an Indication of Its Future Performance. The historical performance of the Reference Rate should not be taken as an indication of its future performance during the term of the Notes. Changes in the level of the Reference Rate will affect the trading price of the Notes, but it is impossible to predict whether such level will rise or fall. There can be no assurance that the level of the Reference Rate will be within the Reference Rate Range at any time during the term of the Notes.

RBC Capital Markets, LLC

Redeemable CMS10 Range Accrual Notes, Due April 30, 2032

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about April 30, 2012, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Supplemental Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

After the initial offering of the Notes, the price to the public may change. To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes. Sales of these Notes by our affiliates could reduce the market price and the liquidity of the Notes that you purchase.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following disclosure supplements the discussion in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

Foreign Account Tax Compliance Act. The Internal Revenue Service has issued notices and the Treasury Department has issued proposed regulations affecting the legislation enacted on March 18, 2010 and discussed in the product supplement under “Supplemental Discussion of U.S. Federal Income Tax Considerations— Supplemental U.S. Tax Considerations—Legislation Affecting Taxation of Notes Held By or Through Foreign Entities.”  Pursuant to the Internal Revenue Service notices, withholding requirements with respect to payments made on the Notes will generally begin no earlier than January 1, 2014. Pursuant to the proposed regulations, if finalized in their current form, the withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013.  Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the Notes.

RBC Capital Markets, LLC

Redeemable CMS10 Range Accrual Notes, Due April 30, 2032

VALIDITY OF THE NOTES

In the opinion of Norton Rose Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 6, 2012, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on March 6, 2012.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated March 6, 2012, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated March 6, 2012.

RBC Capital Markets, LLC